EXHIBIT 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH REPORTS SOLID THIRD QUARTER RESULTS ANCHORED BY EIGHT PERCENT GROWTH IN FUNDS FLOW AND STABLE PRODUCTION

(Calgary, November 3, 2015) - Pengrowth Energy Corporation is pleased to announce its financial and operating results for the three and nine months ended September 30, 2015.

Pengrowth delivered another strong quarter of results from operations highlighted by stable production and an eight percent increase in funds flow over the second quarter of 2015, despite continued low commodity prices and minimal capital spending.

Third quarter 2015 average daily production of 74,239 barrels of oil equivalent (boe) per day, remained essentially unchanged from the second quarter 2015 production of 74,113 boe per day and increased by two percent compared to the same period in 2014. Underlying the stability in corporate production is the growth in volumes from the Lindbergh thermal project. Production from Lindbergh in the third quarter averaged 14,564 bbl per day at an average Instantaneous Steam Oil Ratio (ISOR) of 2.1. Lindbergh remains on track to achieve a 2015 exit production rate of approximately 16,000 bbl per day.

Consistency in funds flow was evident once again in the quarter, with funds flow from operations of $120.6 million ($0.22 per share) representing an increase of eight percent compared to second quarter 2015 funds flow of $111.5 million ($0.21 per share). The increase in funds flow relative to the second quarter is largely a result of the growth in heavy oil volumes from Lindbergh, supported by Pengrowth’s commodity risk management (hedging) program. The strength of Pengrowth’s hedging program continues to provide the Company with cash flow stability in 2015 as evidenced by the fact that quarterly funds flows have remained robust while crude oil and natural gas prices declined by approximately 52 percent and 31 percent respectively, compared to the same period last year.  Pengrowth remains well hedged through the end of 2016 and the Company continues to look for opportunities to layer in additional oil hedge contracts in 2017 and 2018.

To further enhance its debt retirement efforts, Pengrowth adopted measures intended to preserve capital and generate cash flow. Included in these measures is the goal of selling $600 million of non-core assets in the year and applying the proceeds to debt repayment. Subsequent to the end of the quarter, the Company announced the sale of its Bodo asset for $95 million and its Jenner area assets for $80 million. When combined with letters of intent (LOI’s) for additional assets and previously closed transactions, total divestment proceeds in 2015 amount to over $300 million. Pengrowth is continuing with its non-core asset sales process and negotiating to reach binding agreements on $450 million of additional cash offers received on outstanding assets. These sales are expected to allow the Company to materially reduce its outstanding indebtedness by the end of the year.

In the third quarter, the Company reported an adjusted net loss of $374.0 million compared to an adjusted net loss of $38.9 million in the second quarter of 2015. The reported net loss was primarily due to a non-cash, after-tax impairment charge of $375.0 million. The impairment charge relates to property, plant and equipment as well as goodwill and resulted from a downward revision in future commodity prices from Pengrowth’s external reserve evaluators.

“We have delivered another strong quarter of operating and financial results in a very challenging environment and these results speak to the effectiveness of the actions that we have taken to safeguard the financial health and stability of the Company”, said Derek Evans, President and Chief Executive Officer of Pengrowth. “Living within cash flow in 2015 while reducing our debt remains our primary goal and with the planned sale of $600 million of non-core assets, we expect to materially accelerate our debt reduction efforts.”

Financial and Operating Highlights:

•	Continued growth in Lindbergh production, which averaged 14,564 bbl per day at an average ISOR of 2.1 in the third quarter.

•
Generated strong funds flow from operations of $120.6 million ($0.22 per share), an increase of eight percent versus second quarter 2015 funds flow of $111.5 million ($0.21 per share). Funds flow increased despite crude oil prices declining by 20 percent in the quarter.

•	Realized commodity hedging gains of $84.5 million during the quarter. Year to date, Pengrowth’s risk management program has generated $229.3 million in realized gains.

•
Achieved third quarter average production of 74,239 boe per day, essentially unchanged from second quarter 2015 average production of 74,113 boe per day, despite very little development capital spending.

•
Recognized an after-tax non-cash impairment charge to property, plant and equipment assets and goodwill of $375.0 million, primarily due to lower estimated future commodity prices from Pengrowth’s external reserve evaluators.

•
Reported an adjusted net loss of $374.0 million in the third quarter of 2015 compared to an adjusted net loss of $38.9 million in the second quarter of 2015. The net loss resulted from the $375.0 million after-tax non-cash impairment charge.

Summary of Financial & Operating Results

	Three months ended			Nine months ended
(monetary amounts in millions except per boe and per share amounts)	Sept 30, 2015	Sept 30, 2014	% Change	Sept 30, 2015	Sept 30, 2014	% Change
PRODUCTION
Average daily production (boe per day)	74,239	72,472	2	72,580	73,789	(2)
FINANCIAL
Funds flow from operations (1) (2)	$120.6	$129.0	(7)	$345.1	$389.9	(11)
Funds flow from operations per share (1) (2)	$0.22	$0.24	(8)	$0.64	$0.74	(14)
Oil and gas sales	$211.9	$369.1	(43)	$661.7	$1,205.4	(45)
Oil and gas sales per boe	$31.02	$55.36	(44)	$33.40	$59.84	(44)
Realized commodity risk management gains (losses)	$84.5	$(28.6)	(395)	$229.3	$(117.8)	(295)
Realized commodity risk management gains (losses) per boe	$12.38	$(4.29)	(389)	$11.57	$(5.85)	(298)
Operating expenses	$91.0	$102.4	(11)	$290.7	$320.9	(9)
Operating expenses per boe	$13.32	$15.36	(13)	$14.67	$15.93	(8)
Royalty expenses	$19.1	$65.5	(71)	$70.4	$217.4	(68)
Royalty expenses per boe	$2.80	$9.83	(72)	$3.55	$10.79	(67)
Royalty expenses as a percent of sales	9.0%	17.7%		10.6%	18.0%
Operating netback per boe (1)	$25.48	$24.91	2	$24.93	$26.17	(5)
Cash G&A expenses (1)	$24.2	$20.6	17	$71.2	$63.1	13
Cash G&A expenses per boe (1)	$3.54	$3.09	15	$3.59	$3.13	15
Capital expenditures	$15.5	$191.9	(92)	$164.7	$645.2	(74)
Capital expenditures per share	$0.03	$0.36	(92)	$0.31	$1.23	(75)
Net cash acquisitions (dispositions)	$(2.2)	$(29.3)	(92)	$(26.2)	$(47.7)	(45)
Net cash acquisitions (dispositions) per share	$—	$(0.06)	(100)	$(0.05)	$(0.09)	(44)
Dividends paid	$32.6	$63.5	(49)	$116.8	$189.4	(38)
Dividends paid per share	$0.06	$0.12	(50)	$0.22	$0.36	(39)
Number of shares outstanding at period end (000's)	543,033	530,148	2	543,033	530,148	2
Weighted average number of shares outstanding (000's)	541,739	529,105	2	538,913	526,570	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1) (3)	$(374.0)	$3.4		$(348.1)	$(24.2)
Net income (loss) (3)	$(329.6)	$52.2		$(624.5)	$(72.8)
Net income (loss) per share (3)	$(0.61)	$0.10		$(1.16)	$(0.14)
CASH AND CASH EQUIVALENTS				$—	$42.0	(100)
DEBT (4)
Senior debt				$1,932.0	$1,483.7	30
Convertible debentures				$137.1	$235.3	(42)
Total debt before working capital				$2,069.1	$1,719.0	20
Total debt including working capital				$1,896.3	$1,933.2	(2)
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	46%	58%		51%	56%
Heavy oil	42%	19%		37%	17%
Natural gas liquids	—%	10%		1%	11%
Natural gas	12%	13%		11%	16%
(1)	See disclosures at end of release for definitions of additional GAAP, Non-GAAP Measures and Operational Measures.
(2)	Funds flow from operations for the three and nine months ended September 30, 2015 excludes $93.9 million of gains, related to the settlement of foreign exchange swap contracts
(3)	Percentage changes in excess of 500 are excluded.
(4)	Debt includes the current and long term portions.

Funds Flow from Operations
The Company continues to generate stable funds flow despite the volatility in commodity prices, due to its extensive commodity hedge program. Pengrowth's third quarter 2015 funds flow from operations of $120.6 million ($0.22 per share) increased eight percent compared to the second quarter  2015 funds flow of $111.5 million ($0.21 per share). The increase in funds flow was driven by greater realized commodity risk management gains and higher heavy oil sales volumes combined with lower operating expenses and royalties, which more than offset lower commodity prices during the quarter.

Despite a 44 percent decrease in realized prices year over year, third quarter 2015 funds flow from operations decreased approximately seven percent to $120.6 million ($0.22 per share) compared to $129.0 million ($0.24 per share) in the same period last year. Pengrowth’s third quarter 2015 operating netback of $25.48 per boe increased by two percent compared to the third quarter 2014 netback of $24.91 per boe. Lower royalties, operating expenses and higher realized hedging gains in the quarter more than offset the lower prices year over year.

Increased Lindbergh production in the quarter contributed to operating costs below $10.00 per bbl and provided a strong operating netback for the property of $21.69 per bbl based on an average US WTI crude oil price of $47.00 per bbl and contributed to the stable funds flow in the quarter.

Production
Production continues to be robust despite a significant reduction in development capital in the quarter. Third quarter average daily production of 74,239 boe per day, remained unchanged compared to the second quarter 2015 production of 74,113 boe per day. Increased production from Lindbergh more than offset the impacts of third party turnaround, maintenance activities, natural declines and 2015 property dispositions.

Capital Expenditures
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices coupled with a more economic cost structure is present, limiting third quarter of 2015 capital expenditures to $15.5 million. Approximately 23 percent of the capital was spent at Lindbergh, 74 percent was spent on turnaround, maintenance and enhancement activities at Pengrowth's conventional properties and the remainder was spent on minor partner operated development and other capital.

Lindbergh
Lindbergh, Pengrowth’s 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to ultimately develop bitumen production of 40,000 to 50,000 bbl per day, starting with the initial 12,500 bbl per day nameplate commercial phase brought on-stream early in 2015. Lindbergh’s robust economics make it a strong, viable project even in the current low commodity price environment, with positive operating netbacks at crude oil prices as low as US $30 WTI, at current heavy oil differentials and foreign exchange rates.

Production volumes from Lindbergh continued to ramp up in the quarter, resulting in average daily production of 14,564 bbl per day at an ISOR of 2.1. The project recycles on site in excess of 95 percent of water used in operations. Despite the current low commodity price environment, Lindbergh generated a strong operating netback of $21.69 per bbl in the third quarter of 2015. The netback excludes realized commodity risk management gains. Lindbergh operating expenses are expected to be higher in the fourth quarter of 2015 due to a scheduled turnaround as required to meet Alberta Pressure Equipment Safety Regulations for the facilities. Lindbergh remains on track to achieve an exit production rate of approximately 16,000 bbl per day by the end of the year.

Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 500 gross (250 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations with low production decline rates and strong cash flow in the Swan Hills area of northern Alberta, as well as Montney natural gas opportunities with anticipated significant liquid yields in North East British Columbia.

Conventional development was curtailed in 2015, with the third quarter of 2015 capital spending of $11.7 million focused on maintenance and enhancement activities and minor partner operated development.

Operating Expenses
Third quarter 2015 operating expenses of $91.0 million ($13.32 per boe) decreased $15.8 million or 15 percent compared to the second quarter 2015 operating expenses of $106.8 million ($15.83 per boe). The decrease in expenses was due to lower power costs during the quarter and the absence of costs related to turnaround activities completed in the second quarter of 2015. On a per boe basis, third quarter of 2015 operating expenses decreased approximately 16 percent or $2.51 per boe compared to the second quarter of 2015 primarily due to the lower costs mentioned earlier as production volumes remained relatively unchanged.

General and Administrative Expenses
Third quarter 2015 cash G&A expenses of $24.2 million ($3.54 per boe) were $2.1 million or approximately 10 percent higher compared to second quarter 2015 cash G&A expenses of $22.1 million ($3.28 per boe).  The increase in cash G&A costs was primarily due to severance costs related to staff reductions that were carried out in the third quarter of 2015.

Adjusted Net Income (Loss)
Pengrowth reported an adjusted net loss of $374.0 million in the third quarter of 2015 compared to an adjusted net loss of $38.9 million in the second quarter of 2015. The reported net loss resulted from the Company incurring a non-cash impairment charge of $375.0 million, after-tax, during the quarter. Under financial reporting standards, Pengrowth is required to determine possible impairments due to declines in commodity prices. The impairment charge recorded in the quarter reflects the low commodity price for both crude oil and natural gas in the third quarter as well as reflecting the lower estimated future commodity prices from Pengrowth’s external reserve evaluators.

Financial Resources and Liquidity
Pengrowth pro-actively utilizes financial instruments to manage its exposure to commodity, power price fluctuations and foreign currency exposure. Pengrowth continues to benefit from its extensive commodity hedging program, generating strong funds flow in spite of the low commodity price environment. During the third quarter, Pengrowth’s commodity risk management program generated a realized gain of $84.5 million or $12.38 per boe as the Company’s contract prices exceeded the average benchmark prices. The estimated fair value of the remaining commodity and foreign exchange hedges in place at October 31, 2015 was $387 million and excludes $31 million of realized gains in October.

After accounting for the impacts of the announced asset dispositions, Pengrowth has approximately 85 percent or 26,000 bbl per day of crude oil production hedged at Cdn $93.68 per bbl for the fourth quarter of 2015 and approximately 71 percent or 22,000 bbl per day of 2016 crude oil production hedged at Cdn $88.57 per bbl. The Company has also been actively layering in additional oil hedges for 2017 and 2018 to provide additional cash flow stability. For natural gas, Pengrowth has approximately 73 percent or 106 million cubic feet (MMcf) per day of natural gas production hedged at Cdn $3.69 per Mcf for the fourth quarter of 2015 and approximately 99 percent or 126 MMcf per day of 2016 natural gas production hedged at Cdn $3.28 per Mcf. Pengrowth is also significantly hedged in 2017 and 2018 with natural gas production hedged at prices in excess of $3.45 per Mcf.

Pengrowth’s commodity risk management contracts in place as at October 31, 2015 are summarized in the table below:

Summary of Commodity Risk Management Contracts:

	Volume Hedged	Percentage of Volume Hedged1	Average Price ($Cdn)
Crude Oil (bbl per day)
October 1 – December 31, 2015	26,000	85%	$93.68/bbl
2016	22,239	71%	$88.57/bbl
2017	5,000	18%	$79.19/bbl
2018	5,500	22%	$80.49/bbl
Natural Gas (MMcf per day)
October 1 – December 31, 2015	105.6	73%	$3.69/Mcf
2016	126.8	99%	$3.28/Mcf
2017	90.6	88%	$3.47/Mcf
2018	66.3	73%	$3.59/Mcf
1.	Percentages net of disposition volumes announced subsequent to the end of the third quarter.

During the quarter, Pengrowth repaid $30 million on its credit facilities, leaving the Company with $275 million drawn on its $1.0 billion credit facility as at September 30, 2015. Subsequent to the end of the quarter, and taking into account the funds received for the Bodo disposition, the balance on the Company’s credit facility was $169 million. Pengrowth’s long-term debt is primarily in US dollars and converted to Canadian dollars using the foreign exchange rate at quarter end. Total reported debt in Canadian dollars increased by $67 million to $2.07 billion in the quarter, all due to a weakening of the Canadian dollar against the US dollar. With the closing of the Bodo disposition, combined with the appreciation of the Canadian dollar relative to the US dollar, as at October 31, 2015, Pengrowth’s total reported debt decreased by $130 million to $1.94 billion.

Outlook
Pengrowth achieved solid operational results in the third quarter, highlighted by an eight percent increase in funds flow and stable production, despite continued deterioration in commodity prices and minimal capital spending. Lindbergh’s performance is on track and is expected to continue ramping-up through the remainder of the year with exit production rates expected to reach 16,000 bbl per day by year end. A priority for the Company in 2015 is the reduction in overall corporate indebtedness, to which Pengrowth has targeted the sale of $600 million of non-core assets. With the sale of Jenner and Bodo and including LOI’s as well as previously closed dispositions, total expected disposition proceeds are now in excess of $300 million in 2015. In addition, Pengrowth has asset disposition packages in the market that have generated over $450 million of additional cash offers. The Company remains confident that it will successfully achieve its $600 million disposition target in 2015. The expected proceeds from these non-core asset sales will be directed towards reducing Pengrowth’s outstanding debt as part of the Company’s goal to strengthening its balance sheet. As this process evolves, the Company will continue to focus on its core properties and position for a recovery in commodity prices.

Pengrowth’s unaudited Financial Statements for the three and nine months ended September 30, 2015 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Analyst call
Pengrowth will host an analyst call at 6:00 a.m. Mountain Time on Wednesday, November 4, 2015. To listen to management’s presentation and the question and answer session with analysts, callers may dial in via telephone or listen online via the audio webcast. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

Dial-in numbers:

Toll free: (866) 225-0198 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/7047

A telephone replay will be available through to midnight Eastern Time on November 10, 2015 by dialing (800) 408-3053 and entering passcode number 5731735.

About Pengrowth:
Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: Lindbergh production expected to be 16,000 bbl/d at year end; cash flow stability throughout 2015; hedge position through 2016; the addition of hedge contracts for 2017 and 2018; potential disposition of up to $600 million of non-core assets; 2015 divestment proceeds and the application thereof to reduce indebtedness; development potential for Lindbergh of 40,000 to 50,000 bbl per day; robust economics of Lindbergh making it a viable project even at low commodity prices as low as US$30 WTI at current differentials and exchange rates; anticipated liquids yields in the Montney; benefits of hedging program; fair value of commodity hedges and foreign exchange hedges; future cash flow stability provided by hedges. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures and Operational Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.